UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 11)

GOLD FIELDS LIMITED

(Name of Subject Company)

GOLD FIELDS LIMITED

(Name of Person(s) Filing Statement)

Ordinary Shares of nominal value Rand 0.50 each

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

ZAE000018123 (Ordinary Shares)

38059T106 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Cain Farell

24 St. Andrews Road
Parktown, 2193
South Africa
011-27-11-644-2400
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)

Jennifer M. Schneck	Scott V. Simpson
Linklaters	Ann Beth Bejgrowicz
One Silk Street	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
London EC2Y 8HQ	40 Bank Street, Canary Wharf
England	London E14 5DS
011-44-20-7456-2000	England
011-44-20-7519-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by Gold Fields with the Securities and Exchange Commission (the “SEC”) on November 3, 2004, as amended, relating to the Offer. Except as otherwise defined herein, capitalized terms shall have the meaning given to them in the Schedule 14D-9.

This Amendment No. 11 amends and supplements Item 3 as follows:

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The following text is hereby inserted immediately prior to the heading “Compensation for the Fiscal Year Ended June 30, 2004” in Item 3:

Employment termination payments in the event of a change of control

In the event of termination of employment following a change of control in Gold Fields, the individual and aggregate compensation to which the executive directors and officers mentioned above shall be entitled is as follows:

Name	Amount[1]
Ian D. Cockerill	(Rand) 10,246,400
Nicholas J. Holland	6,063,050
John A. Munro	4,458,565
Craig J. Nelsen	4,531,146
Michael J. Prinsloo	5,503,860

Total	30,803,021

Notes:

(1)	These amounts include payments taking into consideration an individual’s gross annual remuneration package, salary and bonus for the two years prior to the change of control. The amounts do not include any contractual amounts (e.g., leave pay) to which the executive directors and officers may be entitled on termination, as these amounts vary from time to time. In addition, the figures do not include (i) any amounts payable in respect of the incentive bonus the individual may have earned in respect of the current year or (ii) the value of any share options, as these values are only ascertainable at the time the change of control occurs. Any expected payments to be made in U.S. dollars have been converted to Rand at an exchange rate of Rand 6.30/U.S.$1.00 which is an exchange rate established by Gold Fields for the purpose of calculating the value of compensation.

This Amendment No. 11 amends and supplements Item 4 as follows:

ITEM 4. THE SOLICITATION OR RECOMMENDATION

The following text hereby amends and restates the fourth paragraph under the sub-heading “Harmony’s Offer destroys shareholder value” which appears under the heading “Basis for Recommendation” in Item 4:

Even if one were to accept that current market prices accurately reflect the relative value of both companies (and as emphasized above, your Board does not), the premium Harmony is offering Gold Fields shareholders is grossly inadequate. Harmony has publicly claimed they are offering a premium of approximately 29% to Gold Fields shareholders. In reality, the premium, using the closing prices of each company’s ADSs on the New York Stock Exchange (the “NYSE”) on October 15, 2004, one day prior to Harmony’s announcement, is a paltry 7% and the premium, calculated using the closing prices of each company’s shares on the JSE one business day prior to announcement is a mere 13%. The Board believes that its use of ADR and share prices one day prior to announcement of the Harmony offer is a more conventional way to determine the premium presented to shareholders, rather than the premium derived by Harmony using a 30-day weighted average.

This Amendment No. 11 amends and supplements Item 5 as follows:

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The following text is inserted as the last sentence in the first paragraph in Item 5:

Pursuant to the engagement letters with JPMorgan and Goldman Sachs, Gold Fields has agreed to pay the financial advisers an aggregate compensation of U.S.$18 million.

The following text is inserted immediately following the third paragraph in Item 5 of Schedule 14D-9:

ABSA Corporate & Merchant Bank (“ACMB”) has been retained to act as an independent financial advisor under the South African Securities Regulation Code on Takeovers and Mergers (the “S.A. Code”) to the Board in connection with the Offer and to provide an opinion regarding the fairness of the proposed exchange ratio, from a financial point of view. The Company has agreed to pay ACMB a fee of Rand 3 million; to reimburse ACMB for all disbursements; and to indemnify it and certain related persons against certain liabilities, including liabilities under federal securities laws, relating to or arising out of its engagement.

ACMB, and its affiliates, in the past have provided, and in the future may provide, investment banking and financial services to the Company, for which services they have received, and would expect to receive, compensation. In the ordinary course of business, ACMB and its affiliates may actively trade or hold securities of Gold Fields or Harmony for its own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This Amendment No. 11 amends and supplements Item 8 as follows:

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

Forms of Withdrawal

The Forms of Withdrawal with respect to the Gold Fields Shares that have been attached as Exhibits 99.(a)(2) and 99.(a)(3) hereto have been prepared by Gold Fields in order to assist holders of Gold Fields Shares which have purported to accept the Offer and tendered any or all of such shares into the Offer, to withdraw such Shares from the Offer. Although the Forms of Withdrawal have been prepared in accordance with the disclosure set out in the Form F-4, we cannot provide any assurance that such forms will be accepted by the relevant transfer secretaries in South Africa or the tender agent in the United States.

South African Independent Financial Advisor

Gold Fields has engaged ACMB to act as an independent financial advisor under the S.A. Code in connection with the Offer and to deliver an opinion to the Board with respect to the fairness of the exchange ratio to holders of Gold Fields Shares, from a financial point of view. The opinion is expected to be delivered on or prior to November 26, 2004.

Shareholder Communications

Notwithstanding any prior statements made by or on behalf of Gold Fields with respect to the belief that less than 100,000 Gold Fields Shares had been tendered into the Offer, in fact, based on a publicly available statement of representatives of Harmony on or around November 14, 2004 that less than 0.2% of Gold Fields entire share capital of 491,831,765 Gold Fields Ordinary shares (as at October 29, 2004) had been tendered, the number of Gold Fields Shares tendered into the Harmony Offer would have been less than 1,000,000.

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This Amendment No. 11 amends and restates Item 9 as follows:

ITEM 9.     EXHIBITS

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)+	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)+	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99.	(a)(22)+	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99.	(a)(23)+	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99.	(a)(24)+	Letter from Gold Fields to Harmony shareholders instructing them to vote against Harmony resolutions to be tabled at Harmony’s November 12, 2004 shareholder meeting, dated November 5, 2004
99.	(a)(25)+	Transcript of presentation given by Gold Fields, dated November 3, 2004
99.	(a)(26)+	Transcript of conference call hosted by Gold Fields, dated November 3, 2004
99.	(a)(27)+	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99.	(a)(28)+	A letter re-released on November 8, 2004, from Gold Fields to Harmony shareholders, dated November 3, 2004
99.	(a)(29)+	Letter from Gold Fields to its shareholders, dated November 8, 2004
99.	(a)(30)+	Investor script used by Computershare Investor Services 2004 (Proprietary) Limited to answer questions by Gold Fields shareholders
99.	(a)(31)+	Editorial by Ian Cockerill appearing in the South African Sunday Times on November 7, 2004
99.	(a)(32)+	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99.	(a)(33)+	Gold Fields press release relating to Harmony’s gold reserves, dated November 9, 2004
99.	(a)(34)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 9, 2004
99.	(a)(35)+	Gold Fields press release responding to a Harmony presentation, dated November 9,2004
99.	(a)(36)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields and Harmony shareholders, dated November 9, 2004
99.	(a)(37)+	Judgment by the High Court of South Africa, dated November 11, 2004
99.	(a)(38)+	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99.	(a)(39)+	Press release announcing relating to Andisa Capital, dated November 11, 2004
99.	(a)(40)+	Editorial by Ian Cockerill appearing in the Star Business Report, on November 11, 2004
99.	(a)(41)+	Press release commenting on the results of Harmony’s general meeting, dated November 12, 2004
99.	(a)(42)+	Advertisement appearing in Business Day on November 15, 2004
99.	(a)(43)+	Press release regarding the decline in price of Gold Fields and Harmony shares, dated November 16, 2004
99.	(a)(44)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields shareholders, dated November 16, 2004
99.	(a)(45)+	Transcript of address by Ian Cockerill to Gold Fields shareholders at Gold Fields’ Annual General Meeting, dated November 16, 2004

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Exhibit		Description

99	.(a)(46)+	Press release regarding address by Ian Cockerill at Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(47)+	Press release regarding the results of Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(48)+	Advertisement appearing in Business Day on November 16, 2004
99	.(a)(49)+	Gold Fields’ advertisement with the remarks of Ian D. Cockerill, Chief Executive Officer of Gold Fields, at the Gold Fields Annual General Meeting held on November 16, 2004, dated November 17, 2004
99	.(a)(50)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(51)+	Gold Fields’ advertisement discussing the Offer, dated November 18, 2004
99	.(a)(52)+	Gold Fields’ press release announcing its production expectations for the three months ending December 31, 2004, dated November 18, 2004
99	.(a)(53)+	Gold Fields’ Frequently Asked Questions in respect of the Offer, dated November 18, 2004
99	.(a)(54)+	Letter from Ian Cockerill, Chief Executive Officer of Gold Fields, to holders of Gold Fields Shares, dated November 18, 2004
99	.(a)(55)†	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(56)†	Gold Fields’ advertisement highlighting its financial and operational performance, dated November 19, 2004
99	.(a)(57)†	Gold Fields’ advertisement with a Q&A for the holders of Gold Fields Shares, dated November 19, 2004
99	.(a)(58)†	Press release of a statement by the Gold Fields Board relating to the Offer and the proposed transaction with IAMGold Corporation, dated November 19, 2004
99	.(a)(59)+	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(60)+	Gold Fields’ advertisement advising holders of Gold Fields Shares to reject the Offer, dated November 23, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ NICHOLAS J. HOLLAND

Name: Nicholas J. Holland
Title: Executive Director and Chief Financial Officer
Date: November 24, 2004

EXHIBIT INDEX

Exhibit		Description

99	.(a)(1)+	Offer Response Document of Gold Fields Limited, dated November 3, 2004
99	.(a)(2)+	Form of Withdrawal with respect to Gold Fields Ordinary Shares
99	.(a)(3)+	Form of Withdrawal with respect to Gold Fields American Depositary Shares
99	.(a)(4)+	Opinion of J.P. Morgan plc
99	.(a)(5)+	Opinion of Goldman Sachs International
99	.(a)(6)+	Shareholder Circular of Gold Fields Limited, dated October 29, 2004
99	.(a)(7)+	Agreement amongst Gold Fields Limited, Gold Fields Ghana Holdings Limited, Gold Fields Guernsey Limited and IAMGold Corporate, dated September 30, 2004
99	.(a)(8)*	Covenants Agreement between Gold Fields Limited, Mvelaphanda Resources Limited, Lexshell 579 Investments (Proprietary) Limited and Newshelf 706 Limited, dated November 26, 2003
99	.(a)(9)*	Subscription and Share Exchange Agreement amongst Lexshell 579 Investments (Proprietary) Limited, GFL Mining South Africa Limited and Gold Fields Limited, dated December 11, 2003
99	.(a)(10)*	GFI-SA Loan Agreement amongst Lexshell 579 Investments (Proprietary) Limited, First Rand Bank Limited, GFI Mining South Africa Limited, Gold Fields Limited, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited, dated December 11, 2003
99	.(a)(11)+	Letter to shareholders of Harmony Gold Mining Limited, dated November 3, 2004
99	.(a)(12)+	Application to the Competition Tribunal of South Africa, including a Notice of Motion and Founding Affidavit, dated October 26, 2004
99	.(a)(13)+	Application to the High Court of South Africa, dated October 28, 2004
99	.(a)(14)+	Announcement advising that the Offer Response Document has been published and that holders of Gold Fields Shares should reject the Offer, dated November 3, 2004
99	.(a)(15)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 3, 2004
99	.(a)(16)+	Presentation given by Gold Fields in connection with the publication of its recommendation to reject the Offer and the Offer Response Document, dated November 3, 2004
99	.(a)(17)+	Questions and answers with Ian Cockerill, dated November 3, 2004
99	.(a)(18)+	Questions and answers with Nicholas Holland, dated November 3, 2004
99	.(a)(19)+	Letter from the South African Securities Regulation Panel, dated November 3, 2004
99	.(a)(20)+	Press release, dated November 4, 2004, of a letter from Ian Cockerill to Bernard Swanepoel, dated November 3, 2004
99	.(a)(21)+	Press release urging rejection of the Offer and advising holders of Gold Fields shares that the Gold Fields Board believes the Offer to be coercive, dated November 4, 2004
99.	(a)(22)+	Complaint filed in the United States District Court for the Southern District of New York against Harmony in connection with Harmony’s two-step offer for Gold Fields Shares, dated November 5, 2004
99.	(a)(23)+	Press release announcing the commencement of litigation against Harmony in the United States District Court for the Southern District of New York, dated November 5, 2004
99.	(a)(24)+	Letter from Gold Fields to Harmony shareholders instructing them to vote against Harmony resolutions to be tabled at Harmony’s November 12, 2004 shareholder meeting, dated November 5, 2004
99.	(a)(25)+	Transcript of presentation given by Gold Fields, dated November 3, 2004
99.	(a)(26)+	Transcript of conference call hosted by Gold Fields, dated November 3, 2004
99.	(a)(27)+	Gold Fields press release announcing a ruling by the South African Securities Regulation Panel, dated November 8, 2004
99.	(a)(28)+	A letter re-released on November 8, 2004, from Gold Fields to Harmony shareholders, dated November 3, 2004
99.	(a)(29)+	Letter from Gold Fields to its shareholders, dated November 8, 2004
99.	(a)(30)+	Investor script used by Computershare Investor Services 2004 (Proprietary) Limited to answer questions by Gold Fields shareholders
99.	(a)(31)+	Editorial by Ian Cockerill appearing in the South African Sunday Times on November 7, 2004
99.	(a)(32)+	Announcement issued by the South African Securities Regulation Panel, dated November 9, 2004
99.	(a)(33)+	Gold Fields press release relating to Harmony’s gold reserves, dated November 9, 2004
99.	(a)(34)+	Advertisement recommending that holders of Gold Fields Shares reject the Offer, dated November 9, 2004
99.	(a)(35)+	Gold Fields press release responding to a Harmony presentation, dated November 9,2004
99.	(a)(36)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields and Harmony shareholders, dated November 9, 2004
99.	(a)(37)+	Judgment by the High Court of South Africa, dated November 11, 2004
99.	(a)(38)+	Amended Complaint filed in the United States District Court for the Southern District of New York, dated November 12, 2004
99.	(a)(39)+	Press release announcing relating to Andisa Capital, dated November 11, 2004
99.	(a)(40)+	Editorial by Ian Cockerill appearing in the Star Business Report, on November 11, 2004
99.	(a)(41)+	Press release commenting on the results of Harmony’s general meeting, dated November 12, 2004
99.	(a)(42)+	Advertisement appearing in Business Day on November 15, 2004
99.	(a)(43)+	Press release regarding the decline in price of Gold Fields and Harmony shares, dated November 16, 2004
99.	(a)(44)+	Letter from Chris Thompson, Chairman of Gold Fields, to Gold Fields shareholders, dated November 16, 2004
99.	(a)(45)+	Transcript of address by Ian Cockerill to Gold Fields shareholders at Gold Fields’ Annual General Meeting, dated November 16, 2004

i

Exhibit		Description

99	.(a)(46)+	Press release regarding address by Ian Cockerill at Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(47)+	Press release regarding the results of Gold Fields’ Annual General Meeting, dated November 16, 2004
99	.(a)(48)+	Advertisement appearing in Business Day on November 16, 2004
99	.(a)(49)+	Gold Fields’ advertisement with the remarks of Ian D. Cockerill, Chief Executive Officer of Gold Fields, at the Gold Fields Annual General Meeting held on November 16, 2004, dated November 17, 2004
99	.(a)(50)+	Findings by the Competition Tribunal of South Africa, dated November 18, 2004
99	.(a)(51)+	Gold Fields’ advertisement discussing the Offer, dated November 18, 2004
99	.(a)(52)+	Gold Fields’ press release announcing its production expectations for the three months ending December 31, 2004, dated November 18, 2004
99	.(a)(53)+	Gold Fields’ Frequently Asked Questions in respect of the Offer, dated November 18, 2004
99	.(a)(54)+	Letter from Ian Cockerill, Chief Executive Officer of Gold Fields, to holders of Gold Fields Shares, dated November 18, 2004
99	.(a)(55)†	Gold Fields’ Notice of Appeal filed in the Competition Appeal Court of South Africa, dated November 19, 2004
99	.(a)(56)†	Gold Fields’ advertisement highlighting its financial and operational performance, dated November 19, 2004
99	.(a)(57)†	Gold Fields’ advertisement with a Q&A for the holders of Gold Fields Shares, dated November 19, 2004
99	.(a)(58)†	Press release of a statement by the Gold Fields Board relating to the Offer and the proposed transaction with IAMGold Corporation, dated November 19, 2004
99	.(a)(59)+	Decision and Order of United States District Court for the Southern District of New York, dated November 23, 2004
99	.(a)(60)+	Gold Fields’ advertisement advising holders of Gold Fields Shares to reject the Offer, dated November 23, 2004
99	.(e)(1)+	Agreement between Ian D. Cockerill and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(2)+	Service Agreement between Ian D. Cockerill and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(3)+	Agreement between Nicholas J. Holland and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(4)+	Service Agreement between Nicholas J. Holland and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(5)+	Agreement between John A. Munro and Gold Fields Guernsey Limited, effective March 1, 2004
99	.(e)(6)+	Service Agreement between John A. Munro and GFL Mining Services Limited, effective March 1, 2004
99	.(e)(7)+	Employment Agreement between Craig J. Nelsen and Gold Fields Exploration, Inc., as amended, effective May 1, 2003
99	.(e)(8)+	Service Agreement between Michael J. Prinsloo and GFI Mining South Africa (Pty) Limited, effective March 1, 2004
99	.(e)(9)†	The GF Management Incentive Scheme, adopted November 10, 1999
99	.(e)(10)+	Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted May 4, 2001
99	.(e)(11)+	Second Deed of Amendment to the GF Management Incentive Scheme between Gold Fields Limited and Tokyo Mosima Gabriel Sexwale and Gordon Rae Parker, adopted October 31, 2001
99	.(e)(12)†	The GF Non-Executive Director Share Plan, adopted October 31, 2000
99	.(e)(13)+	Deed of Amendment to the GF Non-Executive Share Plan, adopted December 6, 2002

°	Filed herewith.

+	Previously filed.

*	Incorporated by reference to the Annual Report on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on December 29, 2003.

†	Incorporated by reference to the Registration Statement on Form 20-F (File No. 1-31318), filed by Gold Fields with the Securities and Exchange Commission on May 6, 2002.

ii